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                                                                 FINANCIAL GROUP
                                                                    LINCOLN LIFE
Jeremy Sachs, Esquire
Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103
Telephone: 860 466 1465
Facsimile:  860 466 1778




                                                        March 28, 2000

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lincoln Life Flexible Premium Variable Life Separate Account R Request for Withdrawal of Post-Effective Amendment 4
       Rule 485(a)
       File No. 333-43107

Ladies and Gentlemen:

Pursuant to Rule 477(a) of The Securites Act of 1933 (the "Act"), we respectfully request that Post-Effective Amendment No. 4 filed on February 11, 2000, under Rule 485(a) of the Act be withdrawn. At the recommendation of the Commission Staff, the product is being filed as an Initial Registration Statement.

Please forward a copy of the Order addressed to me at the address indicated above. Thank you, in advance for your attention to this request.

                                                        Sincerely yours,

                                                        /s/ Jeremy Sachs

                                                        Jeremy Sachs